CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

August 19, 2024 Via EDGAR

Mayer Brown LLP

1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500

F: +1 212 262 1910

mayerbrown.com

Anna T. Pinedo

T: +1 212 506 2275

F: +1 212 849 5767

APinedo@mayerbrown.com

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, DC 20549

Attention: Aisha Adegbuyi, Esq.

Susan Block, Esq.

Re: Marex Group plc

Correspondence on Draft Registration Statement on Form F-1

Submitted July 12, 2024

CIK No. 001997464

Dear Ms. Adegbuyi and Ms. Block:

On behalf of our client, Marex Group plc (the “Company”), we set forth below the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated August 1, 2024 (the “Comment Letter”), regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the Securities and Exchange Commission (the “SEC”) on June 5, 2024 (the “Draft Submission”) and the related correspondence submitted by the Company to the Staff on July 12, 2024 (the “Response Letter”). Concurrently, we are also confidentially submitting to the SEC for the Staff’s review a second draft registration statement on Form F-1 (“Submission No. 2”). Submission No. 2 has been revised to reflect the Company’s responses to the Comment Letter.

For ease of reference, the Staff’s comments have been repeated below in bold type, followed by the Company’s responses thereto.

Draft Registration Statement on Form F-1

General

1. We note your response to prior comment 2. Your cover page discloses that you are offering senior notes due nine months or more from the date of issue, and that this is going to be a continuous offering. Please revise to include in your registration statement, pre-

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CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

Aisha Adegbuyi and Susan Block

August 19, 2024

effectively, a prospectus supplement for the initial planned offering. Please note that offerings with materially different terms, other than information that can be excluded under Rule 430A, may require different prospectus supplements to be included in the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised Submission No. 2 to now include a form of prospectus supplement for an initial planned offering. Together, the prospectus and form of prospectus supplement set forth in the Submission No. 2 registration statement contain all the material terms for an initial planned offering, save for any 430A Information which, as discussed in our response to prior comment 2 in our prior Response Letter, is allowed to be omitted in the registration statement and will be subsequently filed in one or more pricing supplements subsequent to effectiveness. Subsequent offerings would be similar and would be made on a continuous basis as medium-term notes.

2. Please remove the disclosure, as indicated in the third bullet point in the second column on the cover page, and throughout, that the notes may be issued as indexed notes. The relevant index, terms and the impact on the value of the principal and interest means that each note appears to be a distinct investment decision, and therefore cannot be continually offered.

Response: The Company acknowledges the Staff’s comment and has removed the third bullet point in the second column on the cover page of the Draft Submission and throughout. As discussed with the Staff and now revised in Submission No. 2, the Company will not offer or sell commodity-linked notes or notes linked to proprietary or bespoke indices, ETFs, single stocks, or baskets of equity securities without prior discussion with the Staff. Also, as discussed with the Staff, Submission No. 2 has been revised to delete certain language found in the Draft Submission that stated that notes may be payable, convertible or exchangeable in a form other than cash, with payment of principal and/or interest on the notes made by delivery of commodities, securities or other property. Submission No. 2 clarifies that the notes will be settled only in cash.

The Company may offer and sell notes that are medium-term notes and that are, among others, fixed rate notes, floating rate notes, fixed-to-floating rate notes, floating-to-fixed rate notes, and the like, as well as other rate-linked products (steepeners, step-ups, callables, etc.) all of which are issued and sold based on the issuer’s credit spread and require solely an evaluation of the issuer’s business and its creditworthiness. A discussion of the different underlying interest base rates has been included in the Draft Submission and remains in Submission No. 2.

In addition, we have kept in Submission No. 2 the references that notes may be issued as “equity-linked” notes, but now reference only broad-based, well-known equity indices. As discussed with the Staff, the Company undertakes that it will not offer any such equity-linked

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

Aisha Adegbuyi and Susan Block

August 19, 2024

notes under the Form F-1 registration statement, without prior discussion with the Office of Chief Counsel of the Division of Corporation Finance, and that it will file a prospectus supplement for such equity-linked notes by way of a post-effective amendment to the registration statement.

3. We note your response to our prior comment 3. Please also confirm you will file a post-effective amendment once you have identified the dealer or agents, as this appears it would be a change in the plan of distribution, since it appears they would be purchasing with a view toward distribution, or advise. In this regard, it does not appear that the dealers operating in the manner described in the registration statement and in your response, can be added in a prospectus supplement.

Response: The Company acknowledges the Staff’s comment. Submission No. 2 has been revised to indicate, in the plan of distribution and throughout, that the continuous offering will be conducted through agents or dealers on an agency or best efforts basis, and not through underwriters on a firm commitment underwritten basis. As discussed with the Staff, the names of the dealers or agents for the initial planned offering will be set forth in the form of prospectus supplement or prospectus supplement referenced in our response to comment 1 herein, as well as in any pricing supplement/s for any such offering. If there is a material change in the plan of distribution from what is disclosed in the registration statement, the Company will file a post-effective amendment disclosing the same, consistent with its undertakings set forth in Item 9 of the registration statement.

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We appreciate the Staff’s time and attention to the draft registration statement. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Ian Lowitt, Chief Executive Officer, Marex Group plc

Arianne Vanden Berghe, Senior Legal Counsel, Marex Group plc

Ryan Castillo, Esq., Mayer Brown LLP